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                                                                    EXHIBIT 4


                        [Evercore Group Inc. Letterhead]




                                                              July 1, 1997



Board of Directors
Pennzoil Company
Pennzoil Place
P.O. Box 2967
Houston, TX 77252

Gentlemen:

         We understand that on June 23, 1997 Resources Newco, Inc. (the "Purchaser"), a wholly owned subsidiary of Union Pacific Resources Group Inc. ("UPR"), commenced a tender offer under which it is offering to purchase up to 25,094,200 shares of common stock, par value $0.83 1/3 per share (the "Shares"), of Pennzoil Company ("Pennzoil" or the "Company"), or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully diluted basis on the Expiration Date (as defined in the Offer to Purchase), in each case together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 28, 1994, between Pennzoil and Chemical Bank, as Rights Agent, at a price of $84.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").
We also understand that UPR is seeking to negotiate with Pennzoil a definitive acquisition agreement pursuant to which Pennzoil would, as soon as practicable following consummation of the Offer, consummate a merger (the "Proposed Merger", and together with the Offer, the "Transaction") with Purchaser or another direct or indirect wholly owned subsidiary of UPR. At the effective time of the Proposed Merger, each Share that is issued and outstanding immediately prior to the effective time (other than Shares held in the treasury of Pennzoil or owned by UPR, Purchaser or any direct or indirect wholly owned subsidiary of UPR) would be converted into a number of shares of common stock, no par value, of UPR ("UPR Common Stock") determined by dividing $84.00 by the average closing price of a share of UPR Common Stock during a measurement period preceding the date of the Pennzoil stockholder meeting at which the Proposed Merger is approved, provided that the number of shares of UPR Common Stock to be received for each Share will not be more than 3.36 shares of UPR Common Stock nor less than 2.80 shares of UPR Common Stock (the "Stock Consideration", and together with the Offer Consideration, the "Consideration"). The Offer is subject to a number of terms and conditions contained in the Offer to Purchase. The terms of the Offer are more fully set forth in the Schedule 14D-1
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July 1, 1997
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(the "Schedule 14D-1") filed by Purchaser and UPR with the Securities and
Exchange Commission on June 23, 1997.

         You have asked for our opinion as to whether the Consideration to be received by the holders of the Shares pursuant to the Transaction, including the Offer, is adequate from a financial point of view to the holders of the Shares.

         For purposes of the opinion set forth herein, we have:

         (i) reviewed the Offer to Purchase, the Schedule 14D-1 and certain related documents;

         (ii) analyzed certain publicly available financial statements and other information of the Company and UPR, respectively;

         (iii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

         (iv) analyzed certain financial projections for the Company prepared by the management of the Company;

         (v) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

         (vi) reviewed the reported prices and trading activity for the Company Shares and the UPR Common Stock;

         (vii) compared the financial performance of the Company and UPR and the prices and trading activity of the Company Shares and the UPR Common Stock to similar publicly available information for publicly-traded companies having lines of business similar to those of the Company and UPR, respectively;

         (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

         (ix) performed such other analyses and examinations and considered such other factors as we have in our sole judgment deemed appropriate.





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July 1, 1997
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         We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof.

         Evercore Group Inc. has acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee upon the rendering of this opinion.

         This opinion is for the use and benefit of the Board of Directors of Pennzoil. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the Consideration offered to such shareholder in the Transaction.

         Based on the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of the Shares pursuant to the Transaction, including the Offer, is inadequate from a financial point of view to the holders of the Shares.

                                        Very truly yours,

                                        /s/ Evercore Group Inc.